Exhibit 16

January 7, 2008

Securities & Exchange Commission

Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Newtech Resources Ltd. and on December 7, 2007, we reported on the balance sheet of Newtech Resources Ltd. as of August 31, 2007 and 2006, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. On January 3, 2008 we were dismissed as the independent registered public accounting firm of Newtech Resources Ltd. We have read Newtech Resources Ltd.’s statements included under Item 4.01 of its Form 8-K dated January 3, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with Newtech Resources Ltd.’s statements related to the engagement of Chisholm, Bierwolf & Nilson, LLP as the independent registered public accounting firm.

Sincerely,

/s/ JONES SIMKINS, P.C.

JONES SIMKINS, P.C.